

March 23, 2015

Sylvain Toutant
Chief Executive Officer
DAVIDsTEA Inc.
5430 Ferrier
Mount-Royal, Quebec, Canada, H4P 1M2

  Re: DAVIDsTEA Inc.
    Amendment No. 1 to
    Draft Registration Statement on Form F-1
    Submitted March 9, 2015
    CIK No. 0001627606

Dear Mr. Toutant:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis of Financial Condition …, page 44

1. We note your responses to comments 8 and 9 in our letter dated January 16, 2015. Please discuss how your initial results in the Unites States have "demonstrated the potential of [y]our brand and retail concept," and how these results, in the opinion of management, justify the planned expansion into the United States. Further, please discuss management's plan to increase brand awareness and address lower tea consumption in the United States market.

Selected Operating and Financial Highlights

Results of Operations, page 47

2. We note your response and amended disclosure to our comment 10 in our letter dated
   January 16, 2015. We continue to believe that you could provide a more thorough
   discussion explaining how, and the extent to which, qualitative factors impacted your
   results during the periods presented in your financial statements. If an increase in
   average ticket and an increase in the number of transactions were significant factors in
   understanding period to period changes, you should quantify them for each period
   presented and explain in detail how each metric impacted the change in your comparable
   sales. Please revise your filing.

3. We note your response to comment 11 in our letter dated January 16, 2015. Please
   provide an analysis of the nominal dollar change in your total sales between comparable
   sales and non-comparable sales.

Executive and Director Compensation, page 77

4. In your next amendment, please update your executive compensation disclosure to
   provide compensation information for the fiscal year ended January 31, 2015. Please see
   Compliance and Disclosure Interpretations—Regulation S-K Question 217.11 available
   on our website, www.sec.gov.

Undertakings, page II-7

5. We note your response to comment 15 in our letter dated January 16, 2015. However,
   please provide the undertakings set forth in Item 512(a)(6) of Regulation S-K as the
   undertakings, and Rule 159A from which the undertaking is derived, apply to all primary
   offerings of securities.

   You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or Jim
Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding
comments on the financial statements and related matters. Please contact Daniel Porco, Staff
Attorney, at (202) 551-3477 or me at (202) 551-3720 with any other questions.

                                        Sincerely,

                                        /s/ Mara L. Ransom

                                        Mara L. Ransom
                                        Assistant Director